SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 16)1

Xerox Corporation

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

984121 60 8

(CUSIP Number)

Darwin Deason

SCOTT LETIER

5956 Sherry Ln, Suite 800

Dallas, TX 75225

(214) 378-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED URSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,322,341*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,322,341*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,322,341*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON IN

* Includes 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Preferred Stock.

This amendment No. 16 to Schedule 13D relates to the Schedule 13D filed on January 17, 2018 (the “Original Schedule 13D”) by the Reporting Person (“Amendment No. 16”). Capitalized terms used but not defined in this Amendment No. 16 shall have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 15, 2019, the Issuer and Mr. Deason entered into a letter agreement (the “Waiver Letter”), pursuant to which Mr. Deason, in his capacity as the holder of all of the issued and outstanding shares of Xerox Series B Preferred Stock, waived certain provisions of the Issuer’s certificate of incorporation and consented to the Issuer’s proposed holding company reorganization.

The foregoing description of the Waiver Letter and the waiver and consent contemplated thereby is not complete and is subject to and qualified in its entirety by reference to Exhibit 99.1, the terms of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

As of the date hereof, the Reporting Person may be deemed to beneficially own, in the aggregate, 15,322,341 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Convertible Perpetual Preferred Stock, par value $1.00 per share, representing approximately 6.7% of the Issuer's outstanding Shares (based upon the 229,726,488 Shares stated to be outstanding as of January 31, 2019 by the Issuer in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on February 25, 2019).

A.	Mr. Deason

(a)	Mr. Deason beneficially owns 15,322,341 Shares, including 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Preferred Stock.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 15,322,341
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,322,341
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Deason has not entered into any transactions in the Shares or shares of Xerox Series B Preferred Stock during the last sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item	7 is hereby amended to add the following exhibit:

99.1	Waiver Letter (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 18, 2019).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2019

By:	/s/ Darwin Deason
Darwin Deason